Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext. 243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 18, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE:	Grandview Gold Inc.

We are pleased to confirm that copies of the following materials were mailed to shareholders on October 14, 2005.

1.	Proxy

2.	Letter To Shareholders

3.	Notice of Annual & Special Meeting of Shareholders, Management Information Circular

4.	Consolidated Financial Statements, along with the Management Discussion and Analysis for the Fiscal Year Ended May 31, 2005

5.	Supplemental Mailing List Request Form

6.	Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: